-------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number  3235-0287
                                                  Expires:  December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

Barakett                            Timothy                R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


c/o Atticus Capital, L.L.C

152 West 57th Street
--------------------------------------------------------------------------------
                                    (Street)

New York                               NY                10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Champps Entertainment, Inc. (NASDAQ: CMPP)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

September 1998

________________________________________________________________________________
5.   If Amendment, Date of Original

January 1999

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing Reporting (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                           6.
                                                            4.                              5.             Owner-
                                                            Securities Acquired (A) or      Amount of      ship
                                               3.           Disposed of (D)                 Securities     Form:     7.
                                               Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                 2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                               Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share
("Common Stock")                 9/1/98         P                4,100       A     $4.88                      I      See Note 1
-------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/22/98         P              127,500       A     $5.90                      I      See Note 1
-------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/22/98         P              141,144       A     $5.90                      I      See Note 1
-------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/22/98         S              268,644       D     $5.87    1,908,506         I      See Note 1
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                               10.
                                                                                                     9.        Owner-
                                                                                                     Number    ship
                                                                                                     of        Form
               2.                                                                                    Deriv-    of
               Conver-                    5.                              7.                         ative     Deriv-   11.
               sion                       Number of                       Title and Amount           Secur-    ative    Nature
               or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
               Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-------------------------------------------------------------------------------------------------------------------------------

N/A
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================

Explanation of Responses:

Note 1: The Reporting Person is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which the Reporting Person has investment discretion. The Reporting Person is also the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company, and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands (collectively, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities and Atticus Holdings, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts.

        /s/ Timothy R. Barakett                               February 15, 2001
     -------------------------------                          -----------------
     **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Page 2 of 2